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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             SWISS ARMY BRANDS, INC.
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)

                                    870827102
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 23, 1996
            (Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]

Page 1 of 8 Pages.


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
-----------------------------------------------                         ------------------------------------
             CUSIP No. 870827102                          13D                     Page 2 of 8 Pages
-----------------------------------------------                         ------------------------------------


------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Victorinox AG
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [  ]


                                                                                                   (b)  [  ]
------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                                          WC
------------------------------------------------------------------------------------------------------------
    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                   [  ]
------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Switzerland
------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                     ---------------------------------------------------------------------------------------
   NUMBER OF              8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                                                    1,000,000
  OWNED BY           ---------------------------------------------------------------------------------------
     EACH                 9     SOLE DISPOSITIVE POWER
  REPORTING
  PERSON WITH        ---------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                                                 1,000,000
------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,000,000
------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [  ]
------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         12.2%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                                                          CO
------------------------------------------------------------------------------------------------------------



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
-----------------------------------------------                         ------------------------------------
             CUSIP No. 870827102                          13D                     Page 3 of 8 Pages
-----------------------------------------------                         ------------------------------------


------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Charles Elsener, Sr.
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [  ]


                                                                                                   (b)  [  ]
------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                                          N/A
------------------------------------------------------------------------------------------------------------
    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                   [  ]
------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                      Switzerland
------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                     ---------------------------------------------------------------------------------------
   NUMBER OF              8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                                                    1,000,000
  OWNED BY           ---------------------------------------------------------------------------------------
     EACH                 9     SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH       ---------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                                 1,000,000
------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,000,000
------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       [  ]
------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         12.2%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                                                          IN
------------------------------------------------------------------------------------------------------------




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                         AMENDMENT NO. 3 TO SCHEDULE 13D

               Victorinox AG, a Swiss corporation ("Victorinox"), and Charles Elsener, Sr., a citizen of Switzerland ("Mr. Elsener"; and together with Victorinox, the "Reporting Persons"), hereby amend the Statement on Schedule 13D dated April 6, 1995, as amended by Amendment No. 1 dated April 11, 1995 and Amendment No. 2 dated June 26, 1996 filed by the Reporting Persons with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc.

               The purpose of this Amendment is to report that Victorinox has purchased a total of 88,300 shares of Swiss Army Common Stock in open market transactions.

               Each of Victorinox and Mr. Elsener is responsible for the completeness and accuracy of only that information concerning each of Victorinox and Mr. Elsener, respectively, contained herein, or in any subsequent amendment and is not responsible for the completeness or accuracy of any information concerning the other party. Neither Victorinox nor Mr. Elsener knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other party



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contained in such amendment is inaccurate at the time of such execution.

Item 3.  Source and Amount of Funds or Other Consideration.

               Victorinox purchased an aggregate of 88,300 shares of Common Stock of Swiss Army (the "Additional Shares") in open market transactions from June 17, 1996 through October 23, 1996 for an aggregate purchase price of $1,157,475, paid in cash from Victorinox's working capital.

Item 4.  Purpose of Transaction.

               Victorinox acquired the Additional Shares for investment purposes.

               Although neither Victorinox nor Mr. Elsener has formulated any definite plans or proposals with respect to their investment in Swiss Army, they may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or to be held by them, depending on market conditions and other circumstances. Except as set forth above, neither Victorinox nor Mr. Elsener has any plans or proposals which relate to or would result in any of the following:



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                      (a)    The acquisition by any person of additional
securities of Swiss Army, or the disposition of securities of Swiss Army;

                      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

                      (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

                      (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                      (e)    Any material change in the present
capitalization or dividend policy of Swiss Army;

                      (f) Any other material change in Swiss Army's business or corporate structure;

                      (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

                      (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to



                                      - 6 -


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be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                      (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                      (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                      (a) Victorinox is the beneficial owner of an aggregate of 1,000,000 shares of Common Stock, constituting approximately 12.2% of the issued and outstanding shares of Common Stock as of the date hereof. As the controlling stockholder of Victorinox, Mr. Elsener may be deemed to be the beneficial owner of the shares of Common Stock held by Victorinox and thus may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock, constituting approximately 12.2% of the issued and outstanding shares of Common Stock as of the date hereof.

                      (b) Victorinox and Mr. Elsener share with each other the power to vote or direct the vote and to dispose or direct disposition of 1,000,000 shares of Common Stock held by Victorinox.



                                      - 7 -


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                      (c)    Except for the open market purchases by
Victorinox described below, there were no transactions in Common Stock effected during the sixty day period prior to the date of the event which requires the filing of this statement.

                                                                                  Purchase Price
Date                                               No. Shares                       Per Share

August 26, 1996                                       1,000                          $12.675
September 3, 1996                                     3,200                           12.50
September 10, 1996                                    2,900                           12.75
September 11, 1996                                    1,000                           12.75
September 19, 1996                                   20,000                           12.4375
September 20, 1996                                    1,000                           12.50
October 14, 1996                                     25,000                           13.00
October 18, 1996                                     10,000                           13.875
October 22, 1996                                      6,600                           13.875
October 23, 1996                                     10,000                           13.86



               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1996

                                  VICTORINOX AG

                                  By:  /s/ Charles Elsener, Sr.
                                     --------------------------------------
                                     Charles Elsener, Sr.

                                       /s/ Charles Elsener, Sr.
                                     --------------------------------------
                                     Charles Elsener, Sr.



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